                                                        REGISTRATION NO.
                                                     REGISTRATION NO. 811-01705
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933      [_]
                                   AND/OR
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940  [_]
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                              SEPARATE ACCOUNT A
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  DODIE KENT
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                  (NAMES AND ADDRESSES OF AGENTS FOR SERVICE)

                               -----------------

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                          CHRISTOPHER E. PALMER, ESQ.
                              GOODWIN PROCTER LLP
                        901 NEW YORK AVENUE, NORTHWEST
                            WASHINGTON, D.C. 20001

                               -----------------

Approximate Date of Proposed Public Offering: Continuous

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On (date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(1) of Rule 485.
    [_]75 days after filing pursuant to paragraph (a)(2) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

   Units of interest in Separate Account under variable annuity contracts.

================================================================================

EQUI-VEST(R) GWBL Rollover Annuity

A variable deferred annuity contract

PROSPECTUS DATED MAY 1, 2013

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for the Trust, which contain important information about the portfolios.

--------------------------------------------------------------------------------

WHAT IS THE EQUI-VEST(R) GWBL ROLLOVER ANNUITY?

The EQUI-VEST(R) GWBL Rollover Annuity is a variable deferred annuity contract issued by AXA EQUITABLE LIFE INSURANCE COMPANY. It provides for the accumulation of retirement savings and for guaranteed payments from those savings. It also offers a number of annuitization options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options ("investment options").

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements. The contract should also be read carefully. You have the right to cancel the contract within a certain number of days after receipt of the contract.

This contract may not currently be available in all states. Certain features and benefits described in this Prospectus may not be available at the time you purchase the contract and may vary or not be available in all contracts or in all states. Please see Appendix I later in this Prospectus for more information on state variations of certain features and benefits. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract.

-----------------------------------------------------------------
 INVESTMENT OPTIONS
-----------------------------------------------------------------
AXA Balanced Strategy              AXA Moderate Growth Strategy
AXA Conservative Strategy          EQ/AllianceBernstein Dynamic
AXA Conservative-Growth Strategy    Wealth Strategies
-----------------------------------------------------------------

You may allocate amounts to any of the investment options. Each investment option is a subaccount of Separate Account A. Each investment option, in turn, invests in a corresponding securities portfolio ("portfolio") of the EQ Advisors Trust (the "Trust"). Your investment results in an investment option will depend on the investment performance of the related portfolio.

TYPES OF CONTRACTS. We offer the contracts for use as an individual retirement annuity ("IRA"), either traditional or Roth (Roll-overs only):

The EQUI-VEST(R) GWBL Rollover Annuity contract is offered only to individuals who wish to roll over eligible distributions from certain employer-sponsored plans where the plan provides a benefit similar to the Guaranteed Withdrawal Benefit for Life feature described in this Prospectus. The source of the rollover must also be a contract issued by us or one of our affiliates. Throughout this Prospectus we refer to these as Prior Contracts. See "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated May 1, 2013, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 4956, Syracuse, NY, 13221-4956 or calling (800) 628-6673. The SAI has been incorporated by reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at http://www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                        #390041

Contents of this Prospectus

--------------------------------------------------------------------------------

      -------------------------------------------------------------------
      EQUI-VEST(R) GWBL ROLLOVER ANNUITY
      -------------------------------------------------------------------

      Index of key words and phrases                                   4
      Who is AXA Equitable?                                            5
      How to reach us                                                  6
      EQUI-VEST(R) GWBL Rollover Annuity at a glance -- key features   8


      -------------------------------------------------------------------
      FEE TABLE
      -------------------------------------------------------------------

      Examples                                                        11
      Condensed financial information                                 12


      -------------------------------------------------------------------
      1. CONTRACT FEATURES AND BENEFITS
      -------------------------------------------------------------------
      How you can purchase and contribute to your contract            13
      Owner and annuitant requirements                                14
      How you can make your contributions                             14
      What are your investment options under the contract?            14
      Portfolios of the Trust                                         15
      Allocating your contributions                                   16
      Guaranteed Withdrawal Benefit for Life                          16
      Your right to cancel within a certain number of days            19


      -------------------------------------------------------------------
      2. DETERMINING YOUR CONTRACT'S VALUE
      -------------------------------------------------------------------
      Your account value                                              21
      Your contract's value in the investment options                 21
      Insufficient account value                                      21


      -------------------------------------------------------------------
      3.TRANSFERRING YOUR MONEY AMONG INVESTMENT
        OPTIONS
      -------------------------------------------------------------------
      Transferring your account value                                 22
      Disruptive transfer activity                                    22


      -------------------------------------------------------------------
      4.ACCESSING YOUR MONEY
      -------------------------------------------------------------------
      Withdrawing your account value                                  24
      How withdrawals are taken from your account value               26
      How withdrawals affect the Guaranteed Withdrawal Benefit for
        Life                                                          26
      Surrendering your contract to receive its account value         26
      When to expect payments                                         26
      Your annuitization options                                      26



-------------
"We," "our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner. When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

2   CONTENTS OF THIS PROSPECTUS

        ----------------------------------------------------------------
        5.CHARGES AND EXPENSES
        ----------------------------------------------------------------
        Charges that AXA Equitable deducts                            28
        Charges under the contracts                                   28
        Charges that the Trust deducts                                29


        ----------------------------------------------------------------
        6.EFFECT OF DEATH
        ----------------------------------------------------------------
        Your beneficiary and payment of any remaining account value   30


        ----------------------------------------------------------------
        7.TAX INFORMATION
        ----------------------------------------------------------------
        Overview                                                      32
        Buying a contract to fund a retirement arrangement            32
        Transfers among investment options                            32
        Taxation of nonqualified annuities
        Individual retirement arrangements (IRAs)                     32
        Federal and state income tax withholding and information
          reporting                                                   37
        Impact of taxes to AXA Equitable                              38


        ----------------------------------------------------------------
        8.MORE INFORMATION
        ----------------------------------------------------------------
        About Separate Account A                                      39
        About EQ Advisors Trust                                       39
        About the general account                                     39
        About other methods of payment                                40
        Dates and prices at which contract events occur               40
        About your voting rights                                      40
        About legal proceedings                                       41
        Statutory compliance                                          41
        Financial statements                                          41
        Transfers of ownership, collateral assignments, loans and
          borrowing                                                   41
        Distribution of the contracts                                 41


        ----------------------------------------------------------------
        APPENDIX I
        State contract variations of certain features and benefits   I-1
        STATEMENT OF ADDITIONAL INFORMATION
          Table of contents
        ----------------------------------------------------------------

                                                 CONTENTS OF THIS PROSPECTUS 3

Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this Prospectus.

                                                                 PAGE
           account value                                          21
           annuitant                                              13
           annuitization options                                  26
           annuity purchase factors                               27
           Automatic RMD service                                  35
           beneficiary                                            30
           business day                                           40
           cash value                                             26
           charges for state premium and other applicable taxes   28
           contract date                                          40
           contract date anniversary                              40
           contract year                                          40
           contributions to Roth IRAs                             36
              rollovers and transfers                             36
              conversion contributions                            36
           contributions to traditional IRAs                      34
              rollovers and transfers                             33
           disruptive transfer activity                           22
           EQ Advisors Trust                                      39
           Excess withdrawal                                      18
           free look                                              19
           general account                                        39
           Guaranteed Annual Withdrawal Amount                     8
           Guaranteed Withdrawal Benefit for Life
           Guaranteed Withdrawal Benefit for Life charge

                                                               PAGE
           IRA                                                 cover
           IRS                                                    32
           investment options                                  cover
           Joint life                                             31
           lifetime required minimum distribution withdrawals     24
           market timing                                          22
           maturity date                                          26
           Mortality and expense risks charge                     28
           partial withdrawals                                    24
           portfolio                                           cover
           Prior Contract
           processing office                                       6
           Ratchet Base                                           16
           Rollover IRA                                           14
           Rollover Roth IRA                                      14
           SAI                                                 cover
           SEC                                                 cover
           Separate Account A                                     39
           Single life                                            14
           traditional IRA                                     cover
           trust                                                  22
           unit                                                   21
           wire transmittals and electronic applications          40

To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. One of our Corporate Retirement Support Representatives can provide further explanation about your contract.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
account value                          Annuity Account Value

unit                                   Accumulation Unit
-----------------------------------------------------------------------------

4   INDEX OF KEY WORDS AND PHRASES

Who is AXA Equitable?

--------------------------------------------------------------------------------


We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc. (the "parent"), a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $537 billion in assets as of December 31, 2012. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                                                      WHO IS AXA EQUITABLE?  5

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE:

FOR ALL COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:

  AXA Equitable
  EQUI-VEST(R) Processing Office
  P.O. Box 4956
  Syracuse, NY 13221-4956

FOR ALL COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  AXA Equitable
  EQUI-VEST(R) Processing Office
  100 Madison Street, Suite 1000
  Syracuse, NY 13202

                              -------------------

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 100 Madison Street, Suite 1000, Syracuse, New York 13202.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:

..   confirmation notices of financial transactions; and

..   quarterly statements of your contract values as of the close of each calendar quarter, including your Guaranteed Annual Withdrawal Amount as of the beginning and end of each calendar quarter.
--------------------------------------------------------------------------------
 WWW.AXA-EQUITABLE.COM

Our website is designed to provide up to date information through the Internet. You can obtain information on:

..   your current account value;

..   your current allocation percentages;

..   the number of units you have in the investment options;

..   the daily unit values for the investment options; and

..   performance information regarding the investment options.

You can also:

..   transfer among the investment options; and

..   change your Online Account Access password;

..   elect to receive certain contract statements electronically;

..   change your address; and

..   access "Frequently Asked Questions" and certain service forms.

Online Account Access is normally available seven days a week, 24 hours a day. You may use Online Account Access by visiting our website at www.axa-equitable.com and logging in to access your account. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by Internet are genuine. For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).
--------------------------------------------------------------------------------
CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (800) 628-6673 to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m., Eastern Time.

Hearing or speech-impaired clients may call the AT&T National Relay Number at
(800) 855-2880 for information about your account. If you have a Telecommunications Device for the Deaf (TDD), you may relay messages or questions to our Customer Service Department at (800) 628-6673, Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m. Eastern Time. AT&T personnel will communicate our reply back to you, via the TDD.
--------------------------------------------------------------------------------
 TOLL-FREE TELEPHONE SERVICE:

You may reach us toll-free by calling (800) 841-0801 for a recording of daily unit values for the investment options.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)tax withholding election;

(2)direct transfers and rollovers;

(3)death claims;

6   WHO IS AXA EQUITABLE?

(4)requests for enrollment in either our Maximum payment plan or Customized payment plan;

(5)contract surrender and withdrawal requests; and

(6)election to begin withdrawals under the Guaranteed Withdrawal Benefit for Life.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)address changes;

(2)beneficiary changes; and

(3)transfers among investment options.

To cancel or change the date annuity payments are to begin, we require written notification generally at least seven calendar days before the next scheduled transaction.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The owner must sign all forms, notices and requests.

                                                      WHO IS AXA EQUITABLE?  7

EQUI-VEST(R) GWBL Rollover Annuity at a glance -- key features

--------------------------------------------------------------------------------

The EQUI-Vest(R) GWBL Rollover Annuity contract is offered only to individuals who wish to roll over eligible distributions from certain employer-sponsored plans where the plan provides a benefit similar to the Guaranteed Withdrawal Benefit described in this Prospectus. Although the terminology used in this Prospectus may differ from your Prior Contract, the concepts are the same.

--------------------------------------------------------------------------------
GUARANTEED WITHDRAWAL     The Guaranteed Withdrawal Benefit for Life ("GWBL")
BENEFIT FOR LIFE          guarantees that you can take withdrawals from your
                          account value up to your Guaranteed Annual Withdrawal
                          Amount beginning at age 65 or later. Withdrawals of
                          your Guaranteed Annual Withdrawal Amount between the
                          ages of 59 1/2 and 65 are available but will result
                          in a reduced Guaranteed Annual Withdrawal Amount.
                          Withdrawals are taken from your account value and
                          continue during your lifetime even if your account
                          value falls to zero (unless the reduction to zero is
                          due to a withdrawal that causes cumulative
                          withdrawals in the same contract year to exceed your
                          Guaranteed Annual Withdrawal Amount, an "Excess
                          withdrawal"). EARLY OR EXCESS WITHDRAWALS MAY
                          SIGNIFICANTLY REDUCE OR ELIMINATE THE VALUE OF THE
                          GWBL. For more information, see "Guaranteed
                          Withdrawal Benefit for Life" in "Contract features
                          and benefits" later in this Prospectus.
--------------------------------------------------------------------------------
CONTRIBUTION AND INITIAL  There is no minimum contribution amount required in
GUARANTEED ANNUAL         order to purchase the EQUI-VEST(R) GWBL Rollover
WITHDRAWAL AMOUNT         Annuity. However, we do require that you have
REQUIREMENTS              established a minimum of $1,000 in guaranteed annual
                          payments under your Prior Contract. For more
                          information, see "How you can purchase and contribute
                          to your contract" in "Contract features and benefits"
                          later in this Prospectus.
--------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT   The investment options invest in different portfolios
MANAGEMENT                sub-advised by professional investment advisers.
--------------------------------------------------------------------------------
TAX CONSIDERATIONS        .   No tax on earnings inside the contract until you
                              make withdrawals from your contract or receive
                              annuity payments.
                          .   No tax on transfers among investment options
                              inside the contract.
                          ------------------------------------------------------
                          You should be aware that traditional or Roth
                          individual retirement annuity contracts do not
                          provide tax deferral benefits beyond those already
                          provided by the Internal Revenue Code for IRAs or
                          Roth IRAs. Before purchasing one of these contracts,
                          you should consider whether its features and benefits
                          beyond tax deferral meet your needs and goals. You
                          may also want to consider the relative features,
                          benefits and costs of these annuities compared with
                          any other investment that you may use in connection
                          with your retirement plan or arrangement.
--------------------------------------------------------------------------------
ACCESS TO YOUR MONEY      .   Partial withdrawals
                          .   Maximum payment plan
                          .   Customized payment plan
                          .   Contract surrender
                          You may incur income tax and a tax penalty for
                          certain withdrawals or if you surrender your contract.
--------------------------------------------------------------------------------
ADDITIONAL FEATURES       .   Free transfers among the investment options
                          .   Annuitization options
--------------------------------------------------------------------------------

    EQUI-VEST(R) GWBL
    ROLLOVER ANNUITY
8   AT A GLANCE -- KEY FEATURES

-------------------------------------------------------------------------------
FEES AND CHARGES  Please see "Fee table" later in this section for complete details.
-------------------------------------------------------------------------------
OWNER ISSUE AGES  45 to 94
-------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE. ALL FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS OR IN ALL STATES. PLEASE SEE APPENDIX I LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.

The general obligations and any guaranteed benefits under the contract, including the Guaranteed Withdrawal Benefit for Life, are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the investment options. You may also speak with your financial representative.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for additional information.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this Prospectus. Generally, these contracts are offered through both affiliated and unaffiliated selling broker-dealers. However, not every contract is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. You can contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your tax adviser to decide whether the EQUI-VEST(R) GWBL Rollover Annuity contract is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

                                                          EQUI-VEST(R) GWBL
                                                           ROLLOVER ANNUITY
                                                            -- KEY FEATURES  9

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying and owning the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you request certain transactions. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN
 TRANSACTIONS
------------------------------------------------------------------------------------

Charge for third-party transfer or exchange (for each     $65 (current and maximum)
occurrence)/(1)/

Special services charges
  .   Wire transfer charge/(2)/                           $90 (current and maximum)
  .   Express mail charge/(2)/                            $35 (current and maximum)

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying
Trust portfolio fees and expenses.
------------------------------------------------------------------------------------
 CHARGES WE PERIODICALLY DEDUCT FROM YOUR ACCOUNT VALUE
------------------------------------------------------------------------------------

Maximum annual administrative charge/(3)/ -- (deducted
annually from your account value):
   If your total account value on the last day of your    $65 (maximum)
   contract year                                          $30 (current)
   is less than $100,000:
   If your total account value on the last day of your    $0
   contract year
   is $100,000 or more; or if the total account values
   of all EQUI-VEST(R)
   contracts owned by the same person, when added
   together, equals to or exceeds $100,000:
------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL
 PERCENTAGE OF DAILY NET ASSETS/(4)/
------------------------------------------------------------------------------------

Separate account annual expenses:
   Mortality and expense risks charge/(5)/                0.75%
   Other Expenses/(6)/                                    0.25%
                                                          -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                    1.00%

------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR FOR THE FOLLOWING BENEFIT
------------------------------------------------------------------------------------

Guaranteed Withdrawal Benefit for Life charge/(7)/      1.00% (current and maximum)
(calculated as a percentage of your account value)

You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for the Portfolio.

---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses/(8) /(expenses     Lowest Highest
that are deducted
from Portfolio assets, including management fees, 12b-1
fees, service fees, and other expenses)                      1.10%  1.91%
---------------------------------------------------------------------------

10  FEE TABLE

Notes:

(1)This charge will never exceed 2% of the amount disbursed or transferred.

(2)Unless you specify otherwise, this charge will be deducted from the amount you request.

(3)The current charge is equal to the lesser of $30 or 2% of your account value, plus any amount previously withdrawn during the contract year. If the contract is surrendered or annuitized, or a death benefit is paid on any date other than a contract date anniversary, we will deduct a pro rata portion of the annual administrative charge for that year.

(4)Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(5)These charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(6)This charge, together with the annual administrative charge, is to compensate us for providing administrative and financial accounting services under the contracts.

(7)If the contract is surrendered or annuitized or a death benefit is paid, we will deduct a pro rata portion of the charge for that year.

(8)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for the underlying portfolios. See the prospectus for the underlying portfolios in the Trust for more information. In addition, the "Lowest" represents the total annual operating expenses of the AXA Conservative Strategy portfolio. The "Highest" represents the total annual operating expenses of the EQ/AllianceBernstein Dynamic Wealth Strategies portfolio.

EXAMPLES

                                                                  FEE TABLE  11

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, administrative fees, separate account annual expenses, the charge for the Guaranteed Withdrawal Benefit for Life and the underlying Trust fees and expenses (including the underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectus for each Trust.

The example below shows the expenses that a hypothetical contract owner would pay in the situations illustrated. The example uses an average annual administrative charge based on charges paid in 2012 for similar contracts,
which results in an estimated charge of     % of the contract account value.

The example assumes that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. These examples should not be considered representations of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in these examples is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

-----------------------------------------------------------------------------------------------------------------------------
                                                       IF YOU SURRENDER OR DO NOT
                                                     SURRENDER YOUR CONTRACT AT THE END OF IF YOU ANNUITIZE AT THE END OF THE
                                                       THE APPLICABLE TIME PERIOD              APPLICABLE TIME PERIOD
-----------------------------------------------------------------------------------------------------------------------------
                                                     1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR    3 YEARS 5 YEARS 10 YEARS
-----------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                                          $         $         $        $       N/A         $       $       $
-----------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                                          $         $         $        $       N/A         $       $       $
-----------------------------------------------------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus had not yet been sold as of December 31, 2012, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.

12  FEE TABLE

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. The contracts are issued as traditional individual retirement annuities that meet the requirements of Section 408 of the Code or Roth individual retirement annuities that meet the requirements of Section 408A of the Code and are available for owners between the ages of 45 and 94.

The contract is available to you if you wish to directly roll over an eligible distribution from one of the following types of employer-sponsored plans where the plan had provided a benefit similar to the Guaranteed Withdrawal Benefit for Life under a contract issued by us or our affiliate:

..   403(b) plans;

..   457(b) plans sponsored by governmental employers; and

..   qualified plans under 401(a) of the Code (with or without 401(k) features).

There is no minimum contribution amount required in order to purchase the EQUI-VEST(R) GWBL Rollover Annuity. However, we do require that you have established a minimum of $1,000 in guaranteed annual payments under your Prior Contract.

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our right to discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit the number of investment options which you may elect.

--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and is the measuring life for determining contract benefits and the maturity date. The owner of the contract is also the "annuitant."
--------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 13

OWNER AND ANNUITANT REQUIREMENTS

The owner and annuitant must be the same person and must meet the age requirements. For all contracts, the owner/annuitant must be age 45-94 at issue.

The contract is issued on a Single life basis if either: (i) under your Prior Contract, you elected to receive Guaranteed Annual Withdrawal Amount payments on a Single life basis; or (ii) you elect to receive Guaranteed Annual Withdrawal Amount payments on a Single life basis at the time you purchase the EQUI-VEST(R) GWBL Rollover Annuity contract.

The contract is issued on a Joint life basis if either: (i) under your Prior Contract, you elected to receive Guaranteed Annual Withdrawal Amount payments on a Joint life basis; or (ii) you elect to receive Guaranteed Annual Withdrawal Amount payments on a Joint life basis at the time you purchase the EQUI-VEST(R) GWBL Rollover Annuity contract. For contracts issued on a Joint life basis, the Joint life must be the owner's spouse at the time the election to begin Guaranteed Annual Withdrawal Amount payments was made (under the Prior Contract or under the EQUI-VEST(R) GWBL Rollover Annuity contract).

See "Electing to take your Guaranteed Annual Withdrawal Amount" later in this section under "Guaranteed Withdrawal Benefit for Life" for more information.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

We do not accept checks made payable to us or third-party checks endorsed to us, tax-free exchanges or trustee checks that involve no refund. We reserve the right to reject a payment if it is received in an unacceptable form.

Contributions must be made pursuant to a direct rollover. The source of the direct rollover is an employer plan which offers a feature similar to the Guaranteed Withdrawal Benefit for Life feature under this contract, where the employer plan uses a contract issued by us or one of our affiliates as a funding vehicle for the plan. We call such a funding vehicle the "Prior Contract." If the source of your rollover is a "designated Roth account" under your employer's plan, it must be rolled over to a Rollover Roth IRA (provided that the minimum Guaranteed Annual Withdrawal Amount is met for the Roth IRA contract). If the source of your rollover is a pre-tax or non-Roth after tax account under your employer's plan, it may be rolled over to a traditional Rollover IRA or a Rollover Roth IRA (provided that the minimum Guaranteed Annual Withdrawal Amount is met for each rollover contract). Conversion rollovers from pre-tax or non-Roth after-tax accounts are taxable transactions, even though the rollover is a direct rollover. See "Tax information" later in this Prospectus for more information.

Although we require an application from you, we will import data that we have in our records regarding the Prior Contract in issuing this contract. If there is a conflict between the data that we have in our records regarding the Prior Contract and the information on your application, we will not consider the application in good order as discussed below.

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are variable investment options. Your investment results in any one of the investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields. We may, at any time, exercise our rights to limit or terminate your contributions and allocations to any of the investment options and to limit the number of investment options you may elect. Listed below are the currently available portfolios and their investment objectives.

14  CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUST

We offer portfolios through an affiliated Trust, EQ Advisors Trust. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the portfolios of EQ Advisors Trust. For one or more portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each portfolio, if any. The chart below also shows the currently available portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the portfolios' average daily net assets. The affiliated portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective portfolios. It may be more profitable for us to offer affiliated portfolios than to offer unaffiliated portfolios.

As a contract owner, you may bear the costs of some or all of these fees through your indirect investment in the portfolios. (See the portfolios' prospectuses for more information.) These fees will reduce the underlying portfolios' investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees during the selection process for the underlying portfolios. These fees may create an incentive for us to select portfolios (and classes of shares of portfolios) that pay us higher amounts.

The AXA Strategic Allocation portfolios offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation portfolios by AXA Equitable Funds Management Group, LLC. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such portfolios to contract owners and/or suggest, incidental to the sale of this contract that contract owners consider whether allocating some or all of their account value to such portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation portfolios than certain other portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the underlying portfolio prospectuses, the AXA Strategic Allocation portfolios and the EQ/AllianceBernstein Dynamic Wealth Strategies portfolio use futures and options to reduce the portfolio's equity exposure during periods when certain market indicators indicate that market volatility is high. This strategy is designed to reduce the risk of market losses from investing in equity securities. However, this strategy may result in periods of underperformance, including those when the specified benchmark index is appreciating, but market volatility is high. As a result, your account value may rise less than it would have without these defensive actions. This strategy may also indirectly suppress the value of the Ratchet Base associated with the Guaranteed Withdrawal Benefit for Life.

---------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST -
 CLASS IB SHARES                                                                    INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME           OBJECTIVE                                                 AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
AXA BALANCED STRATEGY     Seeks long-term capital appreciation and current income      AXA Equitable Funds Management
                                                                                          Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH   Seeks current income and growth of capital, with a           AXA Equitable Funds Management
  STRATEGY                greater emphasis on current income.                             Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE STRATEGY Seeks a high level of current income.                        AXA Equitable Funds Management
                                                                                          Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH       Seeks long-term capital appreciation and current income,     AXA Equitable Funds Management
  STRATEGY                with a greater emphasis on current income.                      Group, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN      Seeks to achieve total return from long-term growth of       AllianceBernstein L.P.
  DYNAMIC WEALTH          capital and income.
  STRATEGIES
---------------------------------------------------------------------------------------------------------------------------

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVE, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE SUMMARY PROSPECTUSES AND PROSPECTUSES FOR THE PORTFOLIOS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE SUMMARY PROSPECTUSES AND PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF THE SUMMARY PROSPECTUSES OR PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT (800) 628-6673.

                                              CONTRACT FEATURES AND BENEFITS 15

ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to one or more of the investment options. Allocations must be in whole percentages and you may change your allocations at any time. The total of your allocations into all available investment options must equal 100%. Once your contributions are allocated to the investment options, they become a part of your account value. We discuss account value in "Determining your contract's value" later in this Prospectus.

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

The Guaranteed Withdrawal Benefit for Life guarantees that you can take withdrawals from your account value up to a maximum amount per contract year (your "Guaranteed Annual Withdrawal Amount") during your lifetime (or your spouse's lifetime if Joint life payments are elected) even if your account value falls to zero -- unless the reduction to zero is due to a withdrawal that causes cumulative withdrawals in the same contract year to exceed your Guaranteed Annual Withdrawal Amount.

As discussed in more detail below, the initial Guaranteed Annual Withdrawal Amount under the EQUI-VEST(R) GWBL Rollover Annuity is based on the guaranteed withdrawal amount in your Prior Contract. Your Guaranteed Annual Withdrawal Amount may, however, be increased due to a Ratchet increase.

If you have already started taking guaranteed withdrawals from your Prior Contract, the Guaranteed Withdrawal Benefit for Life in the EQUI-VEST(R) GWBL Rollover Annuity allows you to continue taking those withdrawals subject to the terms and conditions of the contract. If you have not already started taking guaranteed withdrawals from your Prior Contract, you can begin receiving Guaranteed Annual Withdrawal Amount payments beginning at age 591/2.

There is a charge for the Guaranteed Withdrawal Benefit for Life. The charge is deducted from your account value on each contract date anniversary. For more information about the charge, see "Guaranteed Withdrawal Benefit for Life" in "Charges and expenses."

--------------------------------------------------------------------------------
In order to begin receiving Guaranteed Annual Withdrawal Amount payments, you must notify AXA Equitable using an election form we provide for that purpose. This is the case even if you have already starting receiving guaranteed payments under your Prior Contract.
--------------------------------------------------------------------------------

DETERMINING YOUR GUARANTEED ANNUAL WITHDRAWAL AMOUNT

As discussed throughout this Prospectus, the EQUI-VEST(R) GWBL Rollover Annuity is offered only to individuals who wish to roll over eligible distributions from certain employer-sponsored plans where the plan provided a benefit similar to the Guaranteed Withdrawal Benefit for Life and used a contract issued by us or one of our affiliates as a funding vehicle for the plan. Under the EQUI-VEST(R) GWBL Rollover Annuity, your initial Guaranteed Annual Withdrawal Amount is equal to the equivalent guaranteed annual withdrawal amount in your Prior Contract. For example, if you were entitled to guaranteed annual withdrawals of $2,500 in your Prior Contract, your initial Guaranteed Annual Withdrawal Amount in the EQUI-VEST(R) GWBL Rollover Annuity will be no less than $2,500. Your initial Guaranteed Annual Withdrawal Amount may be more than $2,500 if you are eligible for a Ratchet increase at contract issue. We discuss Ratchet increases at issue and on your contract date anniversaries below.

RATCHET BASE AND THE ANNUAL RATCHET

The Guaranteed Withdrawal Benefit for Life features a Ratchet component that may increase your Guaranteed Annual Withdrawal Amount based on the performance of your investment options. Your initial Ratchet Base in the EQUI-VEST(R) GWBL Rollover Annuity is equal to the equivalent Ratchet Base (or "benefit base") in your Prior Contract. However, if the Ratchet Base or benefit base in your Prior Contract is less than your account value that is rolled over, we will "ratchet", or increase, your initial Ratchet Base in the EQUI-VEST(R) GWBL Rollover Annuity to equal your account value. If this happens, your initial Guaranteed Annual Withdrawal Amount will also increase. Please note that you are eligible for annual ratchets on each contract date anniversary both before and after you start receiving Guaranteed Annual Withdrawal Amount payments. If the Ratchet Base is increased, the increase to your Guaranteed Annual Withdrawal Amount is calculated by multiplying the increase in the Ratchet Base by the weighted average of the prior Guaranteed Withdrawal Rate equivalents applied under the Prior Contract. The weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base.

If an annual ratchet is not applicable on your contract date anniversary, the Ratchet Base will not be eligible for a ratchet until the next contract date anniversary. The Ratchet Base is decreased on a pro rata basis due to Early and Excess Withdrawals. The Ratchet Base is not reduced by Guaranteed Annual Withdrawal Amount payments once you begin receiving such payments. Please note that it is less likely you will receive a Ratchet increase after you begin receiving your Guaranteed Annual Withdrawal Amount payments. See "Accessing your money" later in this Prospectus.

THE GUARANTEED WITHDRAWAL RATE ("GWR")

The GWR is tied to the Ten-Year Treasuries Formula Rate described below. The GWR is set at the beginning of each calendar quarter, however, we reserve the right to set the GWR at the beginning of each calendar month.

The GWR is calculated using the Ten-Year Treasuries in effect for that quarter, plus a percentage that ranges from 0.25% to 1.00% based on your age at the beginning of the calendar quarter. The percentage is 1.00% if you are between ages 45 and 50, and declines by 0.05% each year until it reaches 0.25% at age
65. The percentage is 0.25% in all years after age 65.

If, at the beginning of a calendar quarter, the GWR calculation results in a rate lower than 2.5%, we will set the rate to a minimum of 2.5%. On the other hand, if the GWR calculation results in a rate greater than 7%, we are under no obligation to set that higher rate. In our sole discretion, we may declare a GWR that is greater, but not less than the rate generated by the GWR calculation.

..   TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury

16  CONTRACT FEATURES AND BENEFITS
   notes on each day for which such rates are reported during the 20 calendar days ending on the 15/th/ of the last month of the preceding calendar quarter. U.S. Treasury rates will be determined from the Federal Reserve Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

The following two examples are designed to show how your initial Ratchet Base under the EQUI-VEST(R) GWBL Rollover Annuity could be determined:

EXAMPLE 1:  No Ratchet at contract issue

Amounts in the Prior Contract:
Ratchet Base = $100,000
Account Value = $90,000
Guaranteed Annual Withdrawal Amount = $4,000

In this example, your initial Ratchet Base in the EQUI-VEST(R) GWBL Rollover Annuity will be $100,000 and your Guaranteed Annual Withdrawal Amount will remain at $4,000. There is no Ratchet increase at the time you purchase the EQUI-VEST(R) GWBL Rollover Annuity because the account value is less than the Ratchet Base.

EXAMPLE 2:  Ratchet at issue

Amounts in the Prior Contract:
Ratchet Base = $80,000
Account Value = $100,000
Guaranteed Annual Withdrawal Amount = $4,000

In this example, the Ratchet Base in your Prior Contract is compared to your account value that is rolled over into the EQUI-VEST(R) GWBL Rollover Annuity. Because the account value is greater, the Ratchet Base is increased to $100,000. The initial Guaranteed Annual Withdrawal Amount in your EQUI-VEST(R) GWBL Rollover Annuity is also increased due to the $20,000 increase in the Ratchet Base. The increase to your Guaranteed Annual Withdrawal Amount is calculated by multiplying the increase in the Ratchet Base ($20,000) by the weighted average of the prior GWR equivalents applied under the Prior Contract. The weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base. Here the increase to the Guaranteed Annual Withdrawal Amount is calculated as follows:

  .   $4,000 / $80,000 = 5% (this is the weighted GWR)

  . 5% x $20,000 = $1,000 (this is the incremental increase to your Guaranteed Annual Withdrawal Amount)

  . $4,000 + $1,000 = $5,000 (this is the initial Guaranteed Annual Withdrawal Amount under your EQUI-VEST(R) GWBL Rollover Annuity)

EXAMPLE 3:  Ratchet on a contract date anniversary

Prior Ratchet Base = $80,000
Account Value = $82,000
Current Guaranteed Annual Withdrawal Amount = $4,000

In this example, the Ratchet Base is compared to your account value on the contract date anniversary. Because the account value is greater, the Ratchet Base is increased to $82,000. The initial Guaranteed Annual Withdrawal Amount in your EQUI-VEST(R) GWBL Rollover Annuity is also increased due to the $2,000 increase in the Ratchet Base. The increase to your Guaranteed Annual Withdrawal Amount is calculated by multiplying the increase in the Ratchet Base ($2,000) by the weighted average of the prior GWR equivalents applied under your Prior Contract. The weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base. Here the increase to the Guaranteed Annual Withdrawal Amount is calculated as follows:

  .   $4,000 / $80,000 = 5% (this is the weighted GWR)

  . 5% x $2,000 = $100 (this is the incremental increase to your Guaranteed Annual Withdrawal Amount)

  . $4,000 + $100 = $4,100 (this is the new Guaranteed Annual Withdrawal Amount under your EQUI-VEST(R) GWBL Rollover Annuity)

ELECTING TO TAKE YOUR GUARANTEED ANNUAL WITHDRAWAL AMOUNT

If you have not started to take your Guaranteed Annual Withdrawal Amount payments under your Prior Contract, you may elect to take your Guaranteed Annual Withdrawal Amount payments through one of our automatic payment plans or you may take unscheduled withdrawals. All withdrawals reduce your account value on a dollar-for-dollar basis, but do not reduce your Ratchet Base. See "Withdrawing your account value" under "Accessing your money" later in this Prospectus for more information.

In order to start receiving Guaranteed Annual Withdrawal Amount payments, you must be at least 591/2. The Guaranteed Annual Withdrawal Amount election date will be the business day we receive all information required to process your election at our processing office in good order.

Your Guaranteed Annual Withdrawal Amount is calculated on a Single life basis. However, when you elect to start receiving Guaranteed Annual Withdrawal Amount payments, you may elect payments on a Joint life basis. Under a Joint life basis, Guaranteed Annual Withdrawal Amount payments are guaranteed for the life of both you and your spouse. You may drop the Joint life, but you will not be able to name a new Joint life and payments will continue to be made in the same amount. The Guaranteed Annual Withdrawal Amount payments on a Joint life basis will be less than those available under the Single life basis. If you elect a Joint life basis, your contract will continue to be eligible for a Ratchet increase after your death.

Guaranteed Annual Withdrawal Amount payments are designed to begin at age 65. You may decide to elect to take your Guaranteed Annual Withdrawal Amount payments after age 591/2 and before age 65, but this will result in a decrease of all future Guaranteed Annual Withdrawal Amount payments, as indicated below.

----------------------------------------
PAYMENTS BEGIN AT AGE  REDUCTION TO GAWA
----------------------------------------
       59 1/2                 25%
----------------------------------------
         60                   25%
----------------------------------------
         61                   20%
----------------------------------------
         62                   15%
----------------------------------------
         63                   10%
----------------------------------------
         64                   5%
----------------------------------------

For example, if your Guaranteed Annual Withdrawal Amount based on receiving payments at age 65 is $5,000 and you elect to begin

                                              CONTRACT FEATURES AND BENEFITS 17
payments at age 63, your adjusted Guaranteed Annual Withdrawal Amount will be $4,500. ($5,000 reduced by 10%, or $500).

You may also elect to defer beginning your Guaranteed Annual Withdrawal Amount payments until after age 65, which will result in an increase of your Guaranteed Annual Withdrawal Amount, as indicated below.

---------------------------------------
PAYMENTS BEGIN AT AGE  INCREASE TO GAWA
---------------------------------------
         66                  102%
---------------------------------------
         67                  104%
---------------------------------------
         68                  106%
---------------------------------------
         69                  108%
---------------------------------------
    70 and older             110%
---------------------------------------

Using the same example as above, if your Guaranteed Annual Withdrawal Amount based on receiving payments at age 65 is $5,000 and you elect to begin payments at age 68, your adjusted Guaranteed Annual Withdrawal Amount will be $5,300 ($5,000 increased by 6%, or $300).

Your Guaranteed Annual Withdrawal Amounts are not cumulative from year to year. If you withdraw less than the Guaranteed Annual Withdrawal Amount in any contract year, you may not add the remainder to your Guaranteed Annual Withdrawal Amount in any subsequent year.

You may take your lifetime required minimum distributions ("RMDs") without losing the value of the Guaranteed Withdrawal Benefit for Life, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus, including utilizing our RMD automatic withdrawal option. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.

EFFECT OF EARLY AND EXCESS WITHDRAWALS

An Early withdrawal is caused when you take a withdrawal from your account value prior to age 591/2.

An Excess withdrawal is caused when you withdraw more than your Guaranteed Annual Withdrawal Amount from your account value in any contract year. Once a withdrawal causes cumulative withdrawals from your account value in a contract year to exceed your Guaranteed Annual Withdrawal Amount, only the dollar amount of the withdrawal that causes the cumulative withdrawals to exceed the Guaranteed Annual Withdrawal Amount is considered an Excess withdrawal. In addition, each subsequent withdrawal in that contract year is considered an Excess withdrawal.

An Early or Excess withdrawal can cause a significant reduction in both your Ratchet Base and your Guaranteed Annual Withdrawal Amount. If you make an Early or Excess withdrawal, we will recalculate your Ratchet Base and your Guaranteed Annual Withdrawal Amount. The amount of the Excess withdrawal will reduce your Ratchet Base and Guaranteed Annual Withdrawal Amount on a pro rata basis. Reduction on a pro rata basis means we take the percentage of your account value withdrawn and reduce your Ratchet Base and your Guaranteed Annual Withdrawal Amount by that same percentage. If, at the time you take an Early or Excess withdrawal, your account value is less than your Ratchet Base, the pro rata reduction in your Ratchet Base will be greater than the dollar amount of the withdrawal.

The following examples are designed to show how Early and Excess withdrawals impact the values in your contract and the Guaranteed Withdrawal Benefit for Life feature.

EXAMPLE 1:  Early withdrawal

Assume the following:

  .   your account value is $50,000;

  .   your Ratchet Base is $60,000;

  .   your Guaranteed Annual Withdrawal Amount is $2,000;

  .   you are 55 years old; and

  .   you decide to take a withdrawal of $10,000

Your withdrawal with be an Early withdrawal because you are not eligible to begin receiving Guaranteed Annual Withdrawal Amount payments from the contract based on your age. We will deduct $10,000 from your account value. Your Ratchet Base and Guaranteed Annual Withdrawal Amount will be reduced by 20% (the amount of the withdrawal, or $10,000 divided by your account value of $50,000). After the withdrawal:

  .   your account value is $40,000;

  .   your Ratchet Base is $48,000; and

  .   your Guaranteed Annual Withdrawal Amount is $1,600.

EXAMPLE 2:  Excess withdrawal

For this example, assume the contract is purchased with a $20,000 rollover contribution and there has been no net investment performance -- either positive or negative. Two contract years later, you are eligible to start receiving Guaranteed Annual Withdrawal Amount payments.

Assume the following:

  .   your account value is $20,000;

  .   your Ratchet Base is $20,000;

  .   your Guaranteed Annual Withdrawal Amount is $1,000; and

  .   you decide to take a withdrawal of $2,500

Your withdrawal with be an Excess withdrawal of $1,500 because the amount withdrawn exceeded your Guaranteed Annual Withdrawal Amount by that amount. We will deduct $2,500 from your account value. Your Ratchet Base and Guaranteed Annual Withdrawal Amount will be reduced by 7.5% (the amount of the withdrawal in excess of your Guaranteed Annual Withdrawal Amount, or $1,500 divided by your account value of $20,000). After the withdrawal:

  .   your account value will be $17,500;

  .   your Ratchet Base will be $18,500 ($20,000 reduced by 7.5%); and

  .   your Guaranteed Annual Withdrawal Amount is $925 ($1,000 reduced by 7.5%).

18  CONTRACT FEATURES AND BENEFITS

EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero due to an Early or Excess withdrawal, your contract (including the Guaranteed Withdrawal Benefit for Life) will terminate. Once terminated, the Guaranteed Withdrawal Benefit for Life Benefit cannot be restored.

If your account value falls to zero, either due to a withdrawal that is not an Early or Excess withdrawal or due to a deduction of a charge, your contract will terminate and you will receive a supplementary life annuity contract setting forth your continuing benefits. You will be the owner and annuitant. If the supplementary life annuity contract is issued in connection with a Joint life contract, you will be the annuitant and your spouse will be the joint annuitant, provided you are still married. The following will then occur:

  . If you were taking withdrawals through the "Maximum payment plan," (described later in this Prospectus in "Accessing your money" under "withdrawing your account value") we will continue the scheduled withdrawal payments on the same basis.

  . If you were taking withdrawals through the "Customized payment plan" (described later in this prospectus in "Accessing your money" under "Withdrawing your account value") or unscheduled partial withdrawals, we will pay the balance of the Guaranteed Annual Withdrawal Amount for that contract year in a lump sum. Payment of the Guaranteed Annual Withdrawal Amount will begin on the next contract date anniversary.

  . Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually under the "Maximum payment plan" if automatic payments were not being made.

  . The charge for the Guaranteed Withdrawal Benefit for Life will no longer apply.

  . If at the time of your death the Guaranteed Annual Withdrawal Amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect a continuation option.

OTHER IMPORTANT CONSIDERATIONS

  . Withdrawals are not considered as annuity payments for tax purposes, and may be subject to an additional 10% Federal income tax penalty before age 591/2. See "Tax information" later in this Prospectus.

  . All Guaranteed Annual Withdrawal Amount payments reduce your account value. See "How withdrawals affect the Guaranteed Withdrawal Benefit for Life and "How withdrawals are taken from your account value" in "Accessing your money" later in this Prospectus.

  . If you withdraw less than the Guaranteed Annual Withdrawal Amount in any contract year, you may not add the remainder to your Guaranteed Annual Withdrawal Amount in any subsequent year.

  . If you surrender your contract to receive its account value and your account value is greater than your Guaranteed Annual Withdrawal Amount, all benefits under the contract will terminate, including the Guaranteed Withdrawal Benefit for Life feature.

  . If you are not eligible to begin receiving your Guaranteed Annual Withdrawal Amount, any amount taken from your account value to satisfy a withdrawal request will be considered an Early withdrawal.

  . If you are eligible to begin receiving your Guaranteed Annual Withdrawal Amount, your first withdrawal under the contract will be considered your "first withdrawal" for purposes of establishing your Guaranteed Annual Withdrawal Amount, even if the withdrawal is taken to satisfy all or a portion of a required minimum distribution.

  . If you elect to take Guaranteed Annual Withdrawal Amount payments on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. In addition, if you drop the Joint life, you will not be able to name a new Joint life and payments will continue to be made in the same amount.

  . The Federal Defense of Marriage Act precludes same-sex married couples, domestic partners, and civil union partners from being considered married under federal law. Such individuals, therefore, are not entitled to the favorable tax treatment accorded spouses under federal tax law. As a result, mandatory distributions from the contract must be made after the death of the first individual. Accordingly, the Guaranteed Withdrawal Benefit for Life feature may have little or no value to the surviving same-gender spouse or partner. You should consult with your tax adviser for more information on this subject.

  . We reserve the right, in our sole discretion, to discontinue the acceptance of, and/or place limitations on contributions and transfers into the contract and/or certain investment options.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us at our processing office for a refund. To exercise this cancellation right, you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer.

Generally, your refund will equal your account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect any investment gain or loss in the variable investment options, less the daily charges we deduct. Some states require that we refund the full amount of your contribution. For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

                                              CONTRACT FEATURES AND BENEFITS 19

..   you change your mind before you receive your contract whether we have received your contribution or not.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its account value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your account value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus for possible consequences of cancelling your contract.

20  CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value


--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE

Your "account value" is the total of the values you have in the investment options.

YOUR CONTRACT'S VALUE IN THE INVESTMENT OPTIONS

Each investment option invests in shares of a corresponding portfolio. Your value in each investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each investment option depends on the investment performance of that option, less the daily charges for mortality and expense risks and other expenses. On any day, your value in any investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your units in any investment option does not change unless they are increased or decreased to reflect transfers, withdrawals and charges.

In addition, the annual administrative charge, the Guaranteed Withdrawal Benefit for Life charge and the third-party transfer or exchange charge will reduce the number of units credited to your contract.

A description of how unit values are calculated is found in the SAI.

INSUFFICIENT ACCOUNT VALUE

Your account value could become insufficient due to withdrawals and/or poor market performance. If your account value falls to zero due to an Early or Excess withdrawal, your contract will terminate and you will lose all rights under the contract. Once terminated, the contract cannot be restored.

If your account value falls to zero, either due to a withdrawal of your Guaranteed Annual Withdrawal Amount or due to the deduction of charges, your contract will terminate and you will receive a supplementary life annuity contract setting forth continuing benefits. Please see "Effect of your account value falling to zero" under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits."

                                                           DETERMINING YOUR
                                                           CONTRACT'S VALUE  21

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

You can transfer some or all of your account value among the investment options.

In addition, we reserve the right to restrict transfers among investment options, including limitations on the number, frequency, or dollar amount of transfers. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below. We also reserve the right to change our transfer rules. You will be provided advance notice of any changes.

You may request a transfer in writing, or by using Online Account Access. You must send in all signed written transfer requests directly to our processing office. Transfer requests should specify:

(1)the contract number,

(2)the dollar amounts or percentages of your current account value to be transferred, and

(3)the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other programmed trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading.

Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbi-trage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of the EQ Advisors Trust (the "trust"). The trust has adopted policies and procedures regarding disruptive transfer activity. The trust discourages frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. The trust aggregates inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trust currently considers transfers into and out of (or vice versa) the same investment option within a five business day period as potentially disruptive transfer activity.

When a contract owner is identified in connection with potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

22  TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

It is possible that the trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trust has not implemented such a fee. If a redemption fee is implemented by the trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trust to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trust will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 23

4. Accessing your money


--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value as described below. When selecting a withdrawal method, it is important to remember that Early and Excess withdrawals may significantly reduce or eliminate the value of the Guaranteed Withdrawal Benefit for Life. See "Effect of Early and Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus. You should choose a withdrawal method that is most appropriate for your needs and does not cause payment amounts in excess of your Guaranteed Annual Withdrawal Amount.

Please see "Insufficient account value" in "Determining your contract value" earlier in this Prospectus for more information on how withdrawals affect your account value and could potentially cause your contract to terminate.

AUTOMATIC PAYMENT PLANS

This section describes the ways in which you can receive Guaranteed Annual Withdrawal Amount payments. You may take unscheduled payments by submitting a request in a form acceptable to us, or you can take payments under one of our automated payment plans.

Under either the Maximum payment plan or the Customized payment plan, you may take withdrawals on a monthly, quarterly or annual basis, provided the scheduled payment is at least $250 for monthly and quarterly payments. If the scheduled payment falls below this amount, we will terminate the program, even if a Required Minimum Distribution ("RMD") withdrawal causes the reduction. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time after you are eligible to start taking Guaranteed Annual Withdrawal Amount payments. You must wait at least 28 days from contract issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. The first payment date cannot be more than one full payment mode from the date the enrollment form is received at our processing office.

Our automatic payment plans are available to you if you are taking withdrawals to help you meet lifetime required minimum distributions under federal income tax rules. To best meet your needs, you should consider using an automatic payment plan in conjunction with our RMD automatic withdrawal option. The RMD automatic withdrawal option is described later in this section.

MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed Annual Withdrawal Amount in scheduled payments. You select the payment frequency; annually, quarterly or monthly. The amount of the withdrawal will increase on contract date anniversaries with any Ratchet increase.

If you elect annual payments, you may choose the date on which you receive your Guaranteed Annual Withdrawal Amount, but that date cannot be more than one full payment mode from the date your enrollment form is received at our processing office. If you have taken a partial withdrawal prior to enrollment in the Maximum payment plan, the payment you receive will be the difference between your Guaranteed Annual Withdrawal Amount and the previously received withdrawal.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, your first payment will be made as soon as your request is processed and include any additional amount that would have been paid to you if you had elected the plan at the beginning of the contract year (the "catch-up payment").

If you take a partial withdrawal in the same contract year, but prior to enrollment in the Maximum payment plan and the partial withdrawal was greater than any catch-up payment due, the partial withdrawal will be subtracted from the Guaranteed Annual Withdrawal Amount and the difference will be divided by the number of scheduled payments. If the partial withdrawal was less than any catch-up payment due, it will be subtracted from the catch-up payment and the difference will be included with your first payment. In subsequent years, you will receive the full amount of your Guaranteed Annual Withdrawal Amount.

If you take a partial withdrawal after enrolling in the Maximum payment plan, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.

CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides you with the option of electing to take a fixed dollar amount withdrawal not to exceed the Guaranteed Annual Withdrawal Amount, which will be subtracted from your account value. The fixed dollar amount of the withdrawal will not be increased on contract date anniversaries with any Ratchet increase. You must elect to change the scheduled payment amount.

If you take a partial withdrawal in the same contract year, but prior to your enrollment in the Customized payment plan, you will only be able to elect this plan if the partial withdrawal was less than the Guaranteed Annual Withdrawal Amount. In that case, you will receive the requested payments, up to the Guaranteed Annual Withdrawal Amount. Once the total of the scheduled payment made equals the Guaranteed Annual Withdrawal Amount, the plan will be suspended for the remainder of the contract year. If you take a partial withdrawal while the Customized payment plan is in effect, and that withdrawal, plus all other withdrawals, during that contract year exceed the Guaranteed Annual Withdrawal Amount, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.

PARTIAL WITHDRAWALS

You may also take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300. If you elect to take partial withdrawals, you should monitor your withdrawals to ensure that you do not exceed your Guaranteed Annual Withdrawal Amount in any contract year and cause an Excess withdrawal. As discussed earlier, Early and Excess withdrawals may significantly reduce or eliminate the value of the EQUI-VEST(R) GWBL Rollover Annuity contract. See "Effect of Early and Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS

(See "Tax information" later in this Prospectus)

We offer our "required minimum distribution (RMD) automatic withdrawal option" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way

24  ACCESSING YOUR MONEY
for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. In such a case, those withdrawals may cause an Excess withdrawal if they exceed the Guaranteed Annual Withdrawal Amount. You may choose instead an annuity payout option. Before electing an account-based withdrawal option, please refer to "Required minimum distributions" under "Tax Information" later in this Prospectus for your specific type of retirement arrangement.

The actuarial present value of additional contract benefits must be added to the account value in calculating required minimum distribution withdrawals, which could increase the amount required to be withdrawn. For this purpose, additional annuity contract benefits may include guaranteed benefits such as the Guaranteed Withdrawal Benefit for Life.

Withdrawals not taken through our RMD automatic withdrawal option may cause an Excess withdrawal if they exceed your Guaranteed Annual Withdrawal Amount.

You may elect our RMD automatic withdrawal option in the year in which you reach age 70 1/2 or in any later year. Currently, minimum distribution withdrawal payments will be made annually.

--------------------------------------------------------------------------------
For contracts subject to minimum distribution requirements, we will send a form outlining the distribution options available in the year you reach age 70 1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

If you have not already elected to begin receiving Guaranteed Annual Withdrawal Amount payments when you elect the Automatic RMD withdrawal option, you will be required to select either the Single or Joint life option for Guaranteed Annual Withdrawal Amount payments. Once you take a withdrawal from your account value, your Guaranteed Annual Withdrawal Amount payments will be considered to have begun.

Generally, if you elect our RMD automatic withdrawal option, any lifetime required minimum distribution payment we make to you under our RMD automatic withdrawal option will not be treated as an Excess withdrawal.

If you elect either the Maximum payment plan or the Customized payment plan AND our RMD automatic withdrawal option, we will make an extra payment, if necessary, in December that will equal your lifetime required minimum distribution less all payments made through November 30th and any scheduled December payment. If this amount, plus any other withdrawals from your account value, equals or exceeds your Guaranteed Annual Withdrawal Amount, your payment plan will be suspended for the remainder of the contract year. If this amount, plus any other withdrawals from your account value has not equaled or exceeded the Guaranteed Annual Withdrawal Amount, scheduled payments will continue until the Guaranteed Annual Withdrawal Amount is paid. At that time, your payment plan will be suspended until the following contract year. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as Excess withdrawals, if applicable. However, if you take any partial withdrawals in addition to your lifetime required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The partial withdrawal may cause an Excess withdrawal. You may enroll in the plan again any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your account value and Guaranteed Annual Withdrawal Amount may be reduced. See "Effect of Early and Excess withdrawals" under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" earlier in this Prospectus.

If you elect our RMD automatic withdrawal option and elect to take your Guaranteed Annual Withdrawal Amount payments in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, in December that will equal your required minimum distribution less all withdrawals made through the payment date. The RMD payment we make to you will not be treated as an Excess withdrawal under your Guaranteed Withdrawal Benefit for Life.

If prior to December you make a partial withdrawal that exceeds your Guaranteed Annual Withdrawal Amount, but not your RMD amount, that partial withdrawal will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

For the purpose of these examples, assume your account value is $30,000. Also, assume the following:

..   Your annual RMD amount = $6,000;

..   Your Ratchet Base = $60,000; and

..   Your Guaranteed Annual Withdrawal Amount = $2,400.

EXAMPLE 1:

You take a partial withdrawal of $3,600 on July 1st. By doing so, you have exceeded your Guaranteed Annual Withdrawal Amount by $1,200. This is an Excess withdrawal that will reduce both your Ratchet Base and Guaranteed Annual Withdrawal Amount on a pro rata basis. Your account value will be reduced dollar-for-dollar by the amount of the withdrawal. Here are the values after the withdrawal:

..   Your account value = $26,400 (or $30,000 - $3,600)

..   Your Ratchet Base = $57,600 (or $60,000 - $2,400). This $2,400 reduction represents a pro rata reduction of 4%.

..   Guaranteed Annual Withdrawal Amount (for future contract years) = $2,304
    (or $2,400 - $96). This $96 reduction represents a pro rata reduction of 4%.

In this example, if you do not take additional withdrawals between July 1st and December, we will pay you your remaining RMD amount of $2,400 and it will not be treated as an Excess withdrawal.

EXAMPLE 2:

You take a partial withdrawal of $2,000 on July 1st and make no other withdrawals for the remainder of the calendar year. In this case, your account value will be reduced dollar-for-dollar by the amount of the withdrawal. However, your Ratchet Base will not be reduced and the Guaranteed Annual Withdrawal Amount remaining for the current contract year will be $400. Here are the values after the withdrawal:

..   Your account value = $28,000 (or $30,000 - $2,000)

..   Your Ratchet Base = $60,000

..   Remaining Guaranteed Annual Withdrawal Amount (for current contract year) =
    $400 (or $2,400 - $2,000)

..   Remaining Guaranteed Annual Withdrawal Amount (for future contract years) =
    $2,400

In this example, if you do not take additional withdrawals between July 1st and December, we will pay you your remaining RMD amount of $4,000 and it will not be treated as an Excess withdrawal.

                                                       ACCESSING YOUR MONEY  25

If you do not elect our RMD automatic withdrawal option and your Guaranteed Annual Withdrawal Amount payments are insufficient to satisfy the required minimum distribution payment, any additional withdrawal taken from your account value in the same contract year will be treated as an Excess withdrawal. Also, if you elect our RMD automatic withdrawal option, but satisfy your RMD through ad-hoc withdrawals prior to the December payment date, any withdrawal that exceeds the Guaranteed Annual Withdrawal Amount will be treated as an Excess withdrawal.

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the investment options.

HOW WITHDRAWALS AFFECT THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

Your Ratchet Base is not reduced by withdrawals up to the Guaranteed Annual Withdrawal Amount. Withdrawals that exceed the Guaranteed Annual Withdrawal Amount, however, can significantly reduce your Ratchet Base and Guaranteed Annual Withdrawal Amount. Also, your Ratchet Base will be reduced by any withdrawals taken prior to the owner reaching age 59 1/2. For more information, see "Effect of Early and Excess withdrawals" and "Other important considerations" under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" earlier in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS ACCOUNT VALUE

You may surrender your contract to receive its account value at any time while the owner is living and before you annuitize. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your account value on the date we receive the required information.

All benefits under the contract including the Guaranteed Withdrawal Benefit for Life will terminate as of the date we receive the required information. For more information, please see "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus.

You may receive your account value in a single sum payment or apply it to one or more of the annuitization options. See "Your annuitization options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include payment of the remaining account value following the owner's death, payment of any amount you withdraw (less any withdrawal charge), payment of the account value (upon surrender), and applying proceeds upon annuitization. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery service at your expense.

YOUR ANNUITIZATION OPTIONS

Deferred annuity contracts such as the EQUI-VEST(R) GWBL Rollover Annuity provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When your contract is annuitized, your contract and all its benefits, including the Guaranteed Withdrawal Benefit for Life, will terminate and you will receive a supplemental payout annuity contract ("payout option") that provides for periodic payments for life or for a specified period of time. Payments you receive under the annuitization option you select may be more or less than your Guaranteed Annual Withdrawal Amount. You should consider the relative payment amounts carefully before annuitizing. In general, the periodic payment amount is determined by the account value or cash value of your contract at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your EQUI-VEST(R) GWBL Rollover Annuity contract guarantees that upon annuitization, your annuity account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth contract date anniversary and at not less than five year intervals after the first change. (Please see your contract and SAI for more information). In addition, you may apply your account value to any other annuity payout option that we may offer at the time of annuitization. We may offer other payout options not outlined here.

We currently offer the annuitization options listed below. Restrictions may apply, depending on the type of contract you own or the annu- itant's age at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time.

------------------------------------------------------------------------------
Fixed annuitization options .  Life annuity
                            .  Life annuity with period certain
                            .  Life annuity with refund certain
------------------------------------------------------------------------------

..   Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this annuitization option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

..   Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different annuitization option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

26  ACCESSING YOUR MONEY

..   Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This annuitization option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a Single life or Joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor.

ANNUITY PURCHASE FACTORS. Annuity purchase factors are the factors applied to determine your periodic payments under the annuitization options. The guaranteed annuity purchase factors are those factors specified in your contract. The current annuity purchase factors are those factors that are in effect at any given time. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the annuitant's age and sex in certain instances.

FIXED ANNUITIZATION OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. Unless you choose a different payout option, we will pay annuity payments under a life annuity with a period certain of 10 years. You choose whether these payments will be either fixed or variable. The contract owner must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than 13 months from the EQUI-VEST(R) GWBL Rollover Annuity contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month or later than your contract's maturity date.

We currently offer different payment frequencies on certain annuity payout options. In general, the total annual payout will be lower for more frequent payouts such (as monthly) because of the increased administrative expenses associated with more frequent payouts. Also, in general, the longer the period over which we expect to make payment, the lower will be your payment each year.

The amount of the annuity payments will depend on:

(1)the amount applied to purchase the annuity;

(2)the type of annuity chosen, and whether it is fixed or variable;

(3)in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages); and

(4)in certain instances, the sex of the annuitant.

In no event will you ever receive payments under a fixed option or an initial payment under a variable option of less than the minimum amounts guaranteed by the contract.

If, at the time you elect an annuitization option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the annuitization option chosen.

ANNUITY MATURITY DATE

Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed. The maturity date is generally the contract date anniversary that follows the owner's 95th birthday. We will send a notice with the annual statement one year prior to the maturity age.

THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE AND ANNUITY MATURITY

If your contract is annuitized at maturity, we will offer an annuity payout option that guarantees you will receive payments for life that are at least equal to your Guaranteed Annual Withdrawal Amount. We call this the "GWBL maturity date annuity benefit."

The GWBL maturity date annuity benefit compares: (1) your Guaranteed Annual Withdrawal Amount; and (2) the amount you would receive by applying your account value on the contract's maturity date to the guaranteed annuity rates for a life only annuity. The GWBL maturity date annuity benefit provides periodic payments of the higher resulting amount. This amount is fixed and does not change after annuity payments begin.

Please see Appendix I later in this Prospectus for variations that may apply in your state.

                                                       ACCESSING YOUR MONEY  27

5. Charges and expenses


--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each investment option. These charges are reflected in the unit values of each variable investment option:

..   A mortality and expense risks charge

..   A charge for other expenses.

We deduct the following charges from your account value. When we deduct these charges from your investment options, we reduce the number of units credited to your contract:

..   On the last day of the contract year an annual administrative charge

..   Charge for third-party transfer or exchange

..   The Guaranteed Withdrawal Benefit for Life charge

..   At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features.

CHARGES UNDER THE CONTRACTS

SEPARATE ACCOUNT ANNUAL EXPENSES

MORTALITY AND EXPENSE RISKS CHARGE.

We deduct a daily charge from the net assets in each investment option to compensate us for the mortality and expense risks under the contract. The daily charge is equivalent to an annual rate of 0.75%.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. The expense risk we assume is the risk that our expenses in providing the benefits and administering the contracts will be greater than we expect.

To the extent that the mortality and expense risk charges are not needed to cover the actual expenses incurred, they may be considered an indirect reimbursement for certain sales and promotional expenses relating to the contracts.

CHARGE FOR OTHER EXPENSES

We deduct this daily charge from the net assets in each investment option. This charge, together with the annual administrative charge described below, is for providing administrative and financial accounting services under the contracts. The daily charge is equivalent to an annual rate of 0.25% the net assets in each investment option.

ANNUAL ADMINISTRATIVE CHARGE

We deduct an administrative charge from your account value on the last business day of each contract year. We will deduct this charge pro rata from your investment options. This deduction will not reduce your Guaranteed Annual Withdrawal Amount or Ratchet Base. Also, we will deduct a pro rata portion of the charge if you surrender your contract, elect an annuity payout option, or you die during the contract year. The charge is equal to $30 or, if less, 2% of your current account value plus any amount previously withdrawn during the contract year.

We may increase this charge if our administrative costs rise, but the charge will never exceed $65 annually.

We currently waive the annual administrative charge that would otherwise be deducted in the next contract year under any EQUI-VEST(R)GWBL Rollover Annuity contract having an account value that, when combined with the account value of other EQUI-VEST(R) contracts owned by the same person, equals to or exceeds $100,000 in the aggregate (as determined in January of each year). This does not apply to contracts owned by different members of the same household. We may change or discontinue this practice at any time without prior notice.

CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE

We may deduct a charge for third party transfers. A third-party transfer is where you ask us to directly transfer or roll over funds from your contract to a permissible funding vehicle offered by another provider or to another eligible plan. The charge is currently $65 per occurrence. We will deduct this charge from your account value.

GUARANTEED WITHDRAWAL BENEFIT FOR LIFE CHARGE

We deduct an annual charge equal to 1.00% of your account value for the Guaranteed Withdrawal Benefit for Life. This charge will be deducted from your value in the investment options on a pro rata basis on each contract date anniversary. If the contract is surrendered or the death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuitization option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 1%.

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each

28  CHARGES AND EXPENSES
special service. For certain services, we will deduct from your account value the charge for the special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

CHARGES THAT THE TRUST DEDUCTS

The EQ Advisors Trust deducts charges for the following types of fees and expenses:

..   Management fees

..   12b-1 fees

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment related expenses such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of the Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the investment options and are reflected in their unit values. The portfolios available under the contract in turn invest in shares of other portfolios of EQ Advisors Trust and/or shares of unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectus for the Trust.

                                                       CHARGES AND EXPENSES  29

6. Effect of death


--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF ANY REMAINING ACCOUNT VALUE

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and while the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received at our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

DEATH BENEFIT

The death benefit is equal to the account value as of the date we receive satisfactory proof of the owner's death, any required instructions for the method of payment, and all information and forms necessary to effect payment.

EFFECT OF THE ANNUITANT'S DEATH

If you die before the annuity payments begin, we will pay the death benefit to your beneficiary.

HOW DEATH BENEFIT PAYMENT IS MADE

We will pay the death benefit to the beneficiary in the form of the annuity payout option you have chosen. If you have not chosen an annuity payout option as of the time of the annuitant's death, the beneficiary will receive the death benefit in a single sum. However, subject to any exceptions in the contract, our rules and applicable federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuity payout options we offer at the time. See "Your annuity payout options" under "Accessing your money" earlier in this Prospectus. Please note that if you are both the contract owner and the annuitant, you may elect only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary.

If the beneficiary is a natural person (i.e., not an entity such as a corporation or a trust) and so elects, death benefit proceeds can be paid through the "AXA Equitable Access Account," which is a draft account that works in certain respects like an interest-bearing checking account. In that case, we will send the beneficiary a draftbook, and the beneficiary will have immediate access to the proceeds by writing a draft for all or part of the amount of the death benefit proceeds. AXA Equitable will retain the funds until a draft is presented for payment. Interest on the AXA Equitable Access Account is earned from the date we establish the account until the account is closed by your beneficiary or by us if the account balance falls below the minimum balance requirement, which is currently $1,000. The AXA Equitable Access Account is part of AXA Equitable's general account and is subject to the claims of our creditors. We will receive any investment earnings during the period such amounts remain in the general account. The AXA Equitable Access Account is not a bank account or a checking account and it is not insured by the FDIC. Funds held by insurance companies in the general account are guaranteed by the respective state guaranty association.

BENEFICIARY CONTINUATION OPTION

Upon your death, your beneficiary may generally elect to keep the contract with your name on it and receive distributions under the contract instead of receiving the death benefit in a single sum. This feature must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. If you die before your Required Beginning Date for required minimum distributions as discussed in "Tax information" later in this Prospectus, the beneficiary may choose the "5-year rule" instead of annual payments over life expectancy. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Except as discussed below under "Guaranteed Annual Withdrawal Amount payments on a Joint life basis," the Guaranteed Withdrawal Benefit for Life feature will terminate, and no Guaranteed Annual Withdrawal Amount payments will be payable.

Under the Beneficiary continuation option:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the investment options, but no additional contributions will be permitted.

..   The beneficiary may choose at any time to withdraw all or a portion of the account value.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

30  EFFECT OF DEATH

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum.

The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT PAYMENTS ON A SINGLE LIFE BASIS. If you elected to take Guaranteed Annual Withdrawal Amount payments on a Single life basis, your beneficiary may elect any death benefit option payment described earlier in this Prospectus. Your beneficiary is not eligible to receive Guaranteed Annual Withdrawal Amount payments.

GUARANTEED ANNUAL WITHDRAWAL AMOUNT PAYMENTS ON A JOINT LIFE BASIS. If you elected to take Guaranteed Annual Withdrawal Amount payments on a Joint life basis, your beneficiary may either:

..   elect any death benefit payment option described earlier in this Prospectus for which the beneficiary is eligible; or

..   elect to continue the contract under the Qualified surviving spouse Joint life GWBL Beneficiary continuation option, if your beneficiary is the same spouse you were married to when you elected to take Guaranteed Annual Withdrawal Amount payments on a Joint life basis and you were still married at the time of your death.

If your spousal beneficiary elects a death benefit payment option instead of the Beneficiary continuation option, the Guaranteed Withdrawal Benefit for Life feature will terminate and the Guaranteed Annual Withdrawal Amount payments will end.

If you had not yet started lifetime RMD payments at your death, your spousal beneficiary may (1) choose the "5-year rule" (the Guaranteed Annual Withdrawal Amount payments will terminate when all amounts under the contract have been distributed) or (2) continue the contract and take withdrawals under the Qualified surviving spouse Joint life GWBL Beneficiary continuation option. If you were younger than age 70 1/2 at the time of your death your spousal beneficiary may defer Qualified surviving spouse Joint life GWBL Beneficiary continuation option payments until you would have reached age 70 1/2. However, any Guaranteed Annual Withdrawal Amount payments skipped cannot be recovered.

Under the Qualified surviving spouse Joint life GWBL Beneficiary continuation option:

..   The contract continues with your name on it for the benefit of your spousal beneficiary.

..   If applicable, the Ratchet Base will ratchet to the account value on the next contract date anniversary.

..   The charge for the GWBL will continue to apply.

..   Payments will be equal to the greater of the Guaranteed Annual Withdrawal
    Amount and the Beneficiary continuation option payment. For information about what happens when the account value falls to zero, see "Effect of your account value falling to zero" under "Guaranteed Withdrawal Benefit for Life" in "Contract features and benefits" earlier in this Prospectus.

..   If you were enrolled in either the Maximum payment plan or the Customized payment plan (both described earlier in this Prospectus in ''Accessing your money'' under ''Withdrawing your account value''), enrollment in a plan will continue unless your beneficiary submits a request to change the plan or to take ad hoc withdrawals.

..   If your spousal beneficiary receives payments under the Maximum payment plan, we will make an extra payment (if necessary) in December that will equal the RMD amount less payments made through November 30th and any scheduled December payment. If the extra payment is made, the funds will be taken pro rata from the account value.

..   If your spousal beneficiary receives payments under the Customized payment plan, we will make an extra payment (if necessary) in December that will equal the RMD amount less payments made through November 30th and any scheduled December payment. If the extra payment is made, it will be taken pro rata from the account value. The scheduled payments will continue in the same amount and the combined Customized payment plan payments and the RMD payment will not be treated as an Excess withdrawal.

..   If your spousal beneficiary takes any partial withdrawals from the account value in addition to the RMD and Customized payment plan payments, the Customized payment plan terminates for that contract year. The partial withdrawals may be treated as Excess withdrawals if they exceed the Guaranteed Annual Withdrawal Amount. Your beneficiary may immediately sign up for a new program; however, the new payments will not begin until after the next contract date anniversary. We will require your beneficiary to use our form for this purpose.

..   If prior to your death, you did not elect an automatic payment plan and your spousal beneficiary takes unscheduled Guaranteed Annual Withdrawal Amounts from the account value, we will make a payment (if necessary) in December that will equal the RMD amount less any withdrawals made through the payment date. The December automatic payment will not be treated as an Excess withdrawal. However, any future withdrawals from the account value in the same contract year may be treated as Excess withdrawals. If your spousal beneficiary satisfies the RMD amount through unscheduled withdrawals from the account value prior to the December payment, any withdrawal from the account value that exceeds the Guaranteed Annual Withdrawal Amount will be considered an Excess withdrawal.

..   Upon the death of your spousal beneficiary, the Guaranteed Annual
    Withdrawal Amount and Beneficiary continuation option payment comparison stops. The beneficiary designated by your spousal beneficiary to receive any interest in the contract after the spousal beneficiary dies can elect to continue to receive the standard Beneficiary continuation option payments or receive any remaining account value in a lump sum.

                                                            EFFECT OF DEATH  31

7. Tax information


--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to EQUI-VEST(R) GWBL Rollover Annuity contracts owned by United States individual taxpayers. The tax rules differ depending on whether the contract is a traditional IRA or Roth IRA. Therefore, we discuss the tax aspects of each type of contracts separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict, what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

As discussed below in this Prospectus, Individual Retirement Arrangements ("IRAs") are available in the form of an individual retirement annuity contract such as EQUI-VEST(R) GWBL Rollover Annuity or an individual retirement account. Both types of arrangements qualify for tax deferral. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the death benefit, the Guaranteed Withdrawal Benefit for Life, its selection of variable investment options, and its choices of annuitization options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the variable investment options that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding traditional IRAs. You should consider the potential implication of these Regulations before you purchase this annuity contract.

TRANSFERS AMONG INVESTMENT OPTIONS

You can make transfers among investment options inside the contract without triggering taxable income.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis, and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional Rollover IRA or Roth Rollover IRA.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs.

We describe the amount and types of charges that may apply to your rollover payments under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus.

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We have not applied for an opinion letter from the IRS approving the forms of the EQUI-VEST(R) GWBL Rollover Annuity contract as a traditional or Roth IRA, respectively. Such IRS approval is a determination only as to the form of the annuity and does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either version of the EQUI-VEST(R) GWBL Rollover Annuity contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

GENERAL RULES ON FUNDING. Individuals may generally make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

ROLLOVER CONTRIBUTIONS TO THIS TRADITIONAL IRA CONTRACT

This EQUI-VEST(R) GWBL Rollover Annuity contract may be funded only through a direct rollover of funds from an eligible retirement plan which provides a feature similar to the Guaranteed Withdrawal Benefit for Life benefit feature of this contract. The source of the rollover must also be a Prior Contract. See "How you can make your contributions" in "Contract features and benefits" earlier in this Prospectus for more information. Contributions to this contract cannot be made through "regular" IRA contributions out of your current earnings, direct transfers from other traditional individual retirement arrangements, or rollovers from any source other than the funding vehicles described above.

Rollover contributions may be made to this traditional IRA from any of these types of "eligible retirement plans" which meet the above plan feature and funding vehicle requirements:

..   qualified plans;

..   403(b) plans; and

..   governmental employer 457(b) plans, (also referred to as "governmental employer EDC plans").

Any amount contributed to a traditional IRA after you reach age 701/2 must be net of your required minimum distribution for the year in which the rollover contribution is made.

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distribution is:

..   "a required minimum distribution" after age 701/2 or retirement; or

..   one of a series of substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   one of a series of substantially equal periodic payments made for a specified period of 10 years or more; or

..   a hardship withdrawal; or

..   a corrective distribution which fits specified technical tax rules; or

..   a loan that is treated as a distribution; or

..   a death benefit payment to a beneficiary who is not your surviving spouse;
    or

..   a qualified domestic relations order distribution to a beneficiary who is not your current or former spouse.

Your distribution may be only partially eligible to be rolled over (for example, after you start Required Minimum Distributions, discussed below). Also, although other traditional individual retirement arrangements and contracts may be available, unless the benefit was elected under the plan on a Joint life basis and the spouse is the spouse who survives you, we do not offer this contract to spousal beneficiaries. We generally also do not offer this contract to spousal alternate payees under qualified domestic relations orders.

Although under general tax rules an individual may roll over amounts between eligible retirement plans, including traditional IRAs, within 60 days after receipt of a distribution, we do not accept "60-day" rollover contributions in this contract. When you directly roll over amounts, you tell the trustee or custodian of the eligible retirement plan to send the distribution directly to us. Direct rollovers are not subject to mandatory federal income tax withholding.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another, because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan, such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See

                                                            TAX INFORMATION  33

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"Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

EXCESS CONTRIBUTIONS

If amounts that are not eligible to be rolled over are in fact rolled over to the EQUI-VEST(R) GWBL Rollover Annuity contract, they may be subject to a 6% excise tax, unless withdrawn as described in IRS Publication 590.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099-R.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollover contributions to this traditional IRA contract" earlier in this section.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover. A rollover will terminate or alter the Guaranteed Withdrawal Benefit for Life.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available to certain distributions from qualified plans.

Certain distributions from IRAs in 2013 directly transferred to charitable organizations may be tax-free to IRA owners age 70 1/2 or older.

REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed withdrawal benefits. This could increase the amount required to be distributed from these contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April 1). Distributions must start no later than your Required Beginning Date, which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS.

There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a

34  TAX INFORMATION

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smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuitization option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." If you elect our Automatic RMD service, any RMD payment we make to you on December 1st will not be treated as an Excess withdrawal as described earlier in this Prospectus under "Lifetime required minimum distribution withdrawals" in "Accessing your money." Even if you do not enroll in our service we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owners death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

                                                            TAX INFORMATION  35

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PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method. We do not anticipate that lump sums will qualify for this exception if made before age 59 1/2.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The EQUI-VEST(R) GWBL Rollover Annuity Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS

Individuals may generally make four different types of contributions to a Roth
IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth arrangements or designated
    Roth accounts under defined contribution plans; or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

ROLLOVER CONTRIBUTIONS TO THIS ROTH IRA CONTRACT

The general requirements described above under "Rollover contributions to this traditional IRA contract" also apply to rollover contributions to this Roth IRA contract. This EQUI-VEST(R) GWBL Rollover Roth IRA contract may be funded only through a direct rollover of funds from an eligible retirement plan which provides a feature similar to the Guaranteed Withdrawal Benefit for Life benefit feature of this contract. The source of the rollover must also be a Prior Contract. Contributions to this contract cannot be made through "regular" Roth IRA contributions out of your current earnings, direct transfers from other Roth individual retirement arrangements, or rollovers from any source other than an eligible retirement plan which is using an AXA Equitable contract as a funding vehicle for a feature in its plan similar to the Guaranteed Withdrawal Benefit for Life benefit feature of this contract.

As with the description above under "Rollover contributions to this traditional IRA contract", your plan administrator will tell you whether or not your distribution is completely or partially eligible to be rolled over.

The source of a rollover contribution to this Roth IRA contract may be a "designated Roth account" under any of the following types of plans:

..   qualified plans;

..   403(b) plans; and

..   governmental employer 457(b) plans.

The source may also be from non-Roth accounts under such an eligible retirement plan as described below under "Conversion rollover contributions to Roth IRAs."

If you want to establish an EQUI-VEST(R) GWBL Rollover Roth IRA contract and you do not have a minimum of $1,000 in guaranteed annual payments attributable to a designated Roth account under your Prior Contract, then you may be able to do a direct conversion rollover from your non-Roth accounts under the plan sufficient to meet the guaranteed annual payment minimum per the EQUI-VEST(R) GWBL Rollover Annuity contract.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction you are treated as having withdrawn all or a portion of funds from non-Roth accounts under one of the above types of employer-sponsored eligible retirement plans and directly rolled it into a Roth IRA. Although the conversion rollover transaction is not subject to income tax withholding, the transaction is not tax-free, but is generally fully taxable.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

36  TAX INFORMATION

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WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   Rollovers from a Roth IRA to another Roth IRA;

..   Direct transfers from a Roth IRA to another Roth IRA;

..   Qualified distributions from a Roth IRA; and

..   Return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

..   you are age 59 1/2; or older or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose. Presumably rollover contributions from a "designated Roth contribution account" will also be disregarded.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain with any custodian or issuer are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from individual retirement annuity contracts. You may be able to elect out of this income tax withholding in some cases. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit

                                                            TAX INFORMATION  37

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against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includible in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Periodic payments include annuity payments under the contract and Guaranteed Annual Withdrawal Amount payments under a supplementary contract after the account value falls to zero. Payers are to withhold from periodic annuity payments as if the payments were wages. You are to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If you do not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the contract owner is married and claiming three withholding exemptions. If you do not provide your correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if you were single with no exemptions.

Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

For a non-periodic distribution (total surrender or partial withdrawal) we withhold at a flat 10% rate. We treat Guaranteed Annual Withdrawal Amount payments as partial withdrawals, unless or until the account value falls to zero. After that, payments under the supplementary contract are treated as periodic annuity payments.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account A for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

38  TAX INFORMATION

8. More information


--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT A

Each investment option is a subaccount of Separate Account A. We established Separate Account A in 1968 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account A that represent our investments in Separate Account A or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account A assets in any investment permitted by applicable law. The results of Separate Account A operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts are based on the assets in Separate Account A. However, the obligations themselves are obligations of AXA Equitable.

Separate Account A is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account A. Although Separate Account A is registered, the SEC does not monitor the activity of Separate Account A on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within the Separate Account invests solely in Class IA/A or IB/B shares issued by the corresponding portfolio of its Trust. The EQUI-VEST(R) GWBL Rollover Annuity variable annuity offers Class B shares of the EQ Advisors Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, either Separate Account, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate each Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against each Separate Account or a variable investment option directly);

(5)to deregister the Separate Accounts under the Investment Company Act of 1940;

(6)to restrict or eliminate any voting rights as to Separate Account A;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to close a variable investment option to new contributions or transfers; and

(9)to limit the number of variable investment options which you may elect.

If the exercise of these rights results in a material change in the underlying investment of Separate Account A, you will be notified of such exercise, as required by law.

ABOUT EQ ADVISORS TRUST

The EQ Advisors Trust (the "Trust") is registered under the Investment Company Act of 1940. It is classified as "open-end management investment companies," more commonly called mutual funds. The Trust issues different shares relating to each portfolio.

The Trust does not impose sales charges or "loads" for buying and selling its shares. All dividends and other distributions on the Trust's shares are reinvested in full. The Board of Trustees of the Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about the Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan, and other aspects of its operations, appears in the prospectus for the Trust, which accompanies this Prospectus, or in the SAI, which are available upon request.

ABOUT THE GENERAL ACCOUNT

AXA Equitable is solely responsible to the contract owner for the contract's account value and any guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Department of Financial Services of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and

                                                           MORE INFORMATION  39
exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept contributions sent by wire to our processing office by agreement with other parties. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain parties with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have its signature guaranteed, until we receive the signed Acknowledgement of Receipt form.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency condi-tions. Your contribution will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

CONTRIBUTIONS AND TRANSFERS

..   Your contribution is allocated to the investment options and is invested at the unit value next determined after the receipt of the contribution.

..   Transfers to or from investment options will be made at the unit value next determined after the receipt of the transfer request.

THE "CONTRACT DATE" IS THE EFFECTIVE DATE OF A CONTRACT. THIS USUALLY IS THE BUSINESS DAY WE RECEIVE THE PROPERLY COMPLETED AND SIGNED APPLICATION, ALONG WITH ANY OTHER REQUIRED DOCUMENTS, AND YOUR INITIAL CONTRIBUTION. YOUR CONTRACT DATE WILL BE SHOWN IN YOUR CONTRACT. THE 12-MONTH PERIOD BEGINNING ON YOUR CONTRACT DATE AND EACH 12-MONTH PERIOD AFTER THAT DATE IS A "CONTRACT YEAR." THE END OF EACH 12-MONTH PERIOD IS YOUR "CONTRACT DATE ANNIVERSARY." FOR EXAMPLE, IF YOUR CONTRACT DATE IS MAY 1, YOUR CONTRACT DATE ANNIVERSARY IS APRIL 30.

ABOUT YOUR VOTING RIGHTS

As the owner of shares of the Trust, we have the right to vote on certain matters involving the portfolios, such as:

..   the election of trustees;

..   the formal approval of independent public accounting firms selected for the
    Trust; or

..   any other matters described in each prospectus for the Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trust sells its shares to AXA Equitable separate accounts in connection with AXA Equitable's annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. The Trust also sells its shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners aris-

40  MORE INFORMATION
ing out of these arrangements. However, the Board of Trustees or Directors of the Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that the Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT A VOTING RIGHTS

If actions relating to Separate Account A require contract owner approval, contract owners will be entitled to one vote for each unit they have in the investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in an investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account A, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

FINANCIAL STATEMENTS

[To be filed by amendment.]

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You cannot assign or transfer ownership of an IRA contract except by surrender to us. Loans are not available and you cannot assign an IRA contract as security for a loan or other obligation.

You may direct the transfer of the values under your IRA contract to another similar arrangement under federal income tax rules.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") ("together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account A. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

                                                           MORE INFORMATION  41

Appendix I: State contract variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus.

STATES WHERE CERTAIN EQUI-VEST(R) GWBL ROLLOVER ANNUITY FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR HAVE CERTAIN VARIATIONS TO FEATURES AND/OR
BENEFITS:

-------------------------------------------------------------------
 STATE   FEATURES AND BENEFITS        AVAILABILITY OR VARIATIONS
-------------------------------------------------------------------

I-1 APPENDIX I: STATE CONTRACT VARIATIONS OF CERTAIN FEATURES AND BENEFITS

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Calculating unit values                                       2

Custodian and independent registered public accounting firm   2

Distribution of the contracts                                 2

Financial statements                                          2

HOW TO OBTAIN AN EQUI-VEST(R) GWBL ROLLOVER ANNUITY STATEMENT OF ADDITIONAL INFORMATION FOR
SEPARATE ACCOUNT A

Please call            or send this request form to:
  AXA Equitable
  P.O. Box 4704
  Syracuse, NY 13221-4704

----------------------------------------------------------------------------------
Please send me an EQUI-VEST(R) GWBL Rollover Annuity SAI for SEPARATE
ACCOUNT A dated May 1, 2013.
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

                                                                         390093
                                                     EQUI-VEST(R) GWBL Rollover
                                                                        Annuity

EQUI-VEST(R) GWBL Rollover Annuity                AXA EQUITABLE LIFE INSURANCE COMPANY
                                                  1290 AVENUE OF THE AMERICAS
A variable deferred annuity contract              NEW YORK, NEW YORK 10104

STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1,
2013

---------------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related prospectus for the EQUI-VEST(R) GWBL Rollover Annuity dated May 1, 2013. That prospectus provides detailed information concerning the contracts, as well as the variable investment options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account A. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing the processing office (P.O. Box 4956, Syracuse, NY 13221-4956), by calling toll free,
(800) 628-6673, or by contacting your financial professional.

        TABLE OF CONTENTS
        Who is AXA Equitable?                                        2
        Calculation of annuity payments                              2
        Custodian and independent registered public accounting firm  2
        Distribution of the contracts                                2
        Calculating unit values                                      2
        Financial statements                                         3

   EQUI-VEST(R) is a registered service mark of AXA Equitable Life Insurance
            Company (AXA Equitable). Distributed by its affiliate,
      AXA Advisors, LLC, 1290 Avenue of the Americas, New York, NY 10104 Copyright 2013 AXA Equitable Life Insurance Company -- All rights reserved

                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                              New York, NY 10104
                                 212-554-1234

                                                                        #390093

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Equitable Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings, Inc., and the following affiliated companies: Coliseum Reinsurance Company and AXA Belgium SA. AXA SA ("AXA") holds its interest in AXA America Holdings, Inc. and Coliseum Reinsurance Company, directly and indirectly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.

CALCULATION OF ANNUITY PAYMENTS

The calculation of monthly annuity payments under a contract takes into account the number of annuity units of each variable investment option credited under a contract, their respective annuity unit values, and a net investment factor. The annuity unit values used may vary, although the method of calculating annuity unit values set forth below remains the same. Annuity unit values will also vary by variable investment option.

For each valuation period, the adjusted net investment factor is equal to the net investment factor for the variable investment option reduced for each day in the valuation period by:

..   .00013366 of the net investment factor for a contract with an assumed base rate of net investment return of 5% a year; or

..   .00009425 of the net investment factor for a contract with an assumed base rate of net investment return of 3 1/2%.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after charges) is higher or lower than the assumed base rate.

The assumed base rate will be 5%, except in states where that rate is not permitted. Annuity payments based upon an assumed base rate of 3 1/2% will at first be smaller than those based upon a 5% assumed base rate. Payments based upon a 3 1/2% rate, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those based upon a 5% rate.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the business day specified on your election form or on such other future date as specified therein. The first three monthly payments are the same. The initial payment will be calculated using the basis guaranteed in the applicable contract or our current basis, whichever would provide the higher initial benefit.

The first three payments depend on the assumed base rate of net investment return and the form of annuity chosen (and any fixed period). If the annuity involves a life contingency, the risk class and the age of the annuitants will affect payments.

Payments after the first three will vary according to the investment performance of the variable investment option(s) selected to fund the variable payments. After that, each monthly payment will be calculated by multiplying the number of annuity units credited by the average annuity unit value for the selected fund for the second calendar month immediately preceding the due date of the payment. The number of units is calculated by dividing the first monthly payment by the annuity unit value for the valuation period which includes the due date of the first monthly payment. The average annuity unit value is the average of the annuity unit values for the valuation periods ending in that month.

ILLUSTRATION OF CALCULATION OF ANNUITY PAYMENTS

To show how we determine variable annuity payments, assume that the account value on a retirement date is enough to fund an annuity with a monthly payment of $100 and that the annuity unit value of the selected variable investment option for the valuation period that includes the due date of the first annuity payment is $3.74. The number of annuity units credited under the certificate would be 26.74 (100 divided by 3.74 = 26.74). Based on a hypothetical average annuity unit value of $3.56 in October 2013, the annuity payment due in December 2013 would be $95.19 (the number of units (26.74) times $3.56).

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by the variable annuity options.

[FINANCIAL STATEMENTS TO BE FILED VIA PRE-EFFECTIVE AMENDMENT]

DISTRIBUTION OF THE CONTRACTS

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate
Account A, AXA Equitable paid AXA Advisors a fee of $        for each of the
years 2012, 2011 and 2010. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate
Account A, $        in 2012, $529,410,549 in 2011 and $576,147,169 in 2010. Of
these amounts, AXA Advisors retained $       , $268,084,019 and $364,376,758.,
respectively.

Under a Distribution Agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA
Equitable paid AXA Distributors, LLC, distribution fees of $        in 2012,
$562,732,447 in 2011 and $399,625,078 in 2010, as distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A. Of these amounts, for each of these three years, AXA Distributors, LLC retained
$       , $15,092,209 and $10,963,063, respectively.

CALCULATING UNIT VALUES

Unit values are determined at the end of each "valuation period" for each of the variable investment options. A valuation period is each business day together with any consecutive preceding non-business day. The unit values for the EQUI-VEST(R) GWBL Rollover Annuity may vary. The method of calculating unit values is set forth below.

The unit value for a variable investment option for any valuation period is equal to the unit value for the preceding valuation period multiplied by the "net investment factor" for the variable investment option for that valuation period. The net investment factor is:

                                   a
                                   ----      --c
                               (   b   )

where:

(a)is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period before giving effect to any amounts allocated to or withdrawn from the variable investment options for the valuation period. For this purpose, we use the share value reported to us by the applicable Trust. This share value is after deduction for investment advisory fees and direct expenses of such Trust.

(b)is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period (after any amounts allocated or withdrawn for that valuation period).

(c)is the daily Separate Account A asset charge for the expenses of the contracts times the number of calendar days in the valuation period, plus any charge for taxes or amounts set aside as a reserve for taxes.

FINANCIAL STATEMENTS

[FINANCIAL STATEMENTS TO BE FILED VIA PRE-EFFECTIVE AMENDMENT]

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a) The following Financial Statements are included in Part B of the Registration Statement:

                To be filed by Amendment.

         (b)    Exhibits.

                The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

         1.     (a)    Resolutions of the Board of Directors of The Equitable
                       Life Assurance Society of the United States
                       ("Equitable") authorizing the establishment of the Registrant, incorporated herein by reference to Registration Statement No. 2-30070 filed on October 27,
                       1987, refiled electronically on July 10, 1998.

                (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account, incorporated herein by reference to Registration Statement No. 2-30070 filed on April 24, 1995, refiled electronically on July 10, 1998.

         2.     Not applicable.

                (a) Distribution Agreement, dated as of January 1, 1998 by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5, 2011.

                (a)(i) First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

                (a)(ii) Second Amendment dated as of January 1, 2012 to the
                        Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                (b) Distribution Agreement dated January 1, 2000 for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 19, 2001.

                (c) Transition Agreement dated January 1, 2000 for services by AXA Network LLC and its subsidiaries to The Equitable Life Assurance Society of the United States, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 2-30070) filed on April 19, 2001.

                (d) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement filed on Form N-4 (File
                        No. 2-30070) filed on April 19, 2004.

                (d)(i) First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) on April 24, 2012.

                (d)(ii) Second Amendment dated as of January 1, 2004 to General
                        Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) on April 24, 2012.

                (d)(iii)Third Amendment dated as of July 19, 2004 to General
                        Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                (d)(iv) Fourth Amendment dated as of November 1, 2004 to
                        General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File
                        No. 333-127445), filed on August 11, 2005.

               (d)(v) Fifth Amendment dated as of November 1, 2006, to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 24, 2012.

               (d)(vi) Sixth Amendment dated as of February 15, 2008, to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 24, 2012.

               (d)(vii) Seventh Amendment dated as of February 15, 2008, to
                        General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2009.

               (d)(viii)Eighth Amendment dated as of November 1, 2008, to
                        General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 20, 2009.

               (d)(ix) Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

               (e) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

                (f) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit
                       No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

         4.     (a)    Form of Group Annuity Contract to be filed by Amendment.

                (b) Unit Investment Trust Endorsement, incorporated herein by reference to Registration Statement (File
                       No. 2-30070) filed on December 21, 1987, refiled electronically on July 10, 1998.

         5.     Form of Application to be filed by Amendment.

         6.     (a)    Restated Charter of AXA Equitable, as amended August 31,
                       2010, incorporated herein by reference to Registration
                       Statement on Form N-4 (File No. 333-05593) on April 24,
                       2012.

                (b)(i) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File
                       No. 333-05593), filed on April 20, 2006.

         7.     Not applicable.

         8.(a) Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company ("AXA Equitable"), AXA Distributors and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7, 2003.

                (a)(i) Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

                (a)(ii) Amendment No. 2, dated July 9, 2004, to the Amended and
                        Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

                (a)(iii)Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

                (a)(iv) Amendment No. 4, dated May 1, 2005, to the Amended and
                        Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

                (a)(v) Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

                (a)(vi) Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

                (a)(vii)Amendment No. 7, dated May 1, 2007, to the Amended and
                        Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

               (a)(viii)Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

                (a)(ix) Amendment No. 9, dated May 1, 2008, to the Amended and
                        Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

                (a)(x) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

                (a)(xi) Amendment No. 11, dated May 1, 2009, to the Amended and
                        Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

                (a)(xii)Amendment No. 12, dated September 29, 2009, to the
                        Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

               (a)(xiii)Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

                (a)(xiv)Amendment No. 14, dated December 15, 2010, to the
                        Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

                (a)(xv) Amendment No. 15, dated June 7, 2011 , to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

         9. Opinion and Consent of Dodie Kent, Esq., Vice President and Associate General Counsel of AXA Equitable, as to the legality of the securities being registered, filed herewith.

         10.    (a)    Consent of PricewaterhouseCoopers LLP, to be filed by
                       Amendment.

                (b)    Powers of Attorney, filed herewith.

         11.    Not applicable.

         12.    Not applicable.

Item 25.  Directors and Officers of AXA Equitable.

          Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.


NAME AND PRINCIPAL              POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                AXA EQUITABLE
------------------              --------------------------
DIRECTORS

Henri de Castries               Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                   Director
AXA
25, Avenue Matignon
75008 Paris, France

Barbara Fallon-Walsh            Director
8 Highcroft Lane
Malvern, PA 19355

Danny L. Hale                   Director
900 20th Avenue South
Nashville, TN 37212

Anthony J. Hamilton             Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Peter S. Kraus                  Director
AllianceBernstein Corporation
1345 Avenue of the Americas
New York, NY 10105

Ramon de Oliveira               Director
Investment Audit Practice, LLC
70 South Fifth Street
Park Ridge, NJ 07656

Bertram Scott                   Director
7129 Fairway Vista Drive
Charlotte, NC 28226

Lorie A. Slutsky                Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Richard C. Vaughan                  Director
764 Lynnmore Lane
Naples, FL 34108-7522

OFFICER-DIRECTOR

*Mark Pearson                       Director, Chairman of the Board and
                                    Chief Executive Officer

*Andrew J. McMahon                  Director and President

OTHER OFFICERS

*Anders B. Malmstrom                Senior Executive Director
                                    and Chief Financial Officer

*Andrea M. Nitzan                   Executive Director and Chief
                                    Accounting Officer

*Bertrand Poupart-Lafarge           Executive Vice President,
                                    Chief Investment Officer and
                                    Treasurer

*Michael B. Healy                   Executive Vice President
                                    and Chief Information Officer

*Salvatore Piazzolla                Senior Executive Vice President

*Mary Fernald                       Senior Vice President and Chief
                                    Underwriting Officer

*David Kam                          Senior Vice President and Actuary

*Kevin E. Murray                    Executive Vice President

*Anne M. Katcher                    Senior Vice President and Senior Actuary

*Anthony F. Recine                  Senior Vice President, Chief Compliance
                                    Officer and Deputy General Counsel

*Karen Field Hazin                  Vice President, Secretary and Associate
                                    General Counsel

*Dave S. Hattem                     Senior Vice President and General Counsel

*Michel Perrin                      Senior Vice President and Actuary

*Naomi J. Weinstein                 Vice President

*Charles A. Marino                  Executive Vice President and Chief
                                    Actuary

*Nicholas B. Lane                   Senior Executive Vice President and
                                    President, Retirement Savings

*David W. O'Leary                   Executive Vice President

*Robert O. Wright, Jr.              Executive Vice President

*Amy J. Radin                       Senior Executive Vice President and
                                    Chief Marketing Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

                 Separate Account A of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.

                 AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                 (a) The AXA Group Organizational Charts June 1st 2011 are incorporated herein by reference to Exhibit 26 to Registration Statement (File No. 333-182903) on Form N-4, filed November 27, 2012.

                 (b) The AXA Financial, Inc. - Subsidiary Organization Chart:
Q4-2012 is filed herewith.

Item 27. Number of Contractowners

         As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement. Therefore, there are no Contract Owners of contracts offered by the Registrant under this Registration Statement.

Item 28. Indemnification

         (a)    Indemnification of Directors and Officers

                The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

         7.4    Indemnification of Directors, Officers and Employees.

                     (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                          (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                          (ii) any person made or threatened to be made a party
                               to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                          (iii)the related expenses of any such person in any
                               of said categories may be advanced by the Company.

                     (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

                The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U. S. Specialty Insurance, St. Paul Travelers, Chubb Insurance Company, AXIS Insurance Company and Zurich Insurance Company. The annual limit on such policies is $100 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b)    Indemnification of Principal Underwriters

                To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, Inc. and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, Inc. and AXA Advisors, LLC.

         (c)    Undertaking

                Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49, 70 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301 and I, and MONY's MONY Variable Account S, and Keynote Series Account. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY, NY 10104.

         (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA ADVISORS LLC)
------------------                 --------------------------------------

*Andrew J. McMahon                 Director, Chief Financial Protection &
                                   Wealth Management Officer

*Christine Nigro                   President and Director

*Anders B. Malmstrom               Director

*Amy J. Radin                      Director

*Manish Agarwal                    Director

*Nicholas B. Lane                  Director and Chief Retirement Services
                                   Officer

*Robert O. Wright, Jr.             Director, Chairman of the Board and
                                   Chief Sales Officer

*Frank Massa                       Chief Operating Officer

*Philip Pescatore                  Chief Risk Officer

*William Degnan                    Senior Vice President

*David M. Kahal                    Senior Vice President

*George Papazicos                  Senior Vice President

*Vincent Parascandola              Senior Vice President

*Robert P. Walsh                   Vice President and Chief Anti-Money
                                   Laundering Officer

*Page Pennell                      Vice President and Acting Broker-Dealer
                                   Chief Compliance Officer

*Maurya Keating                    Vice President, Chief Broker Dealer Counsel
                                   and Acting Investments Advisors Chief
                                   Compliance Officer

*Francesca Divone                  Secretary

*Susan Vesey                       Assistant Secretary

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
------------------                 --------------------------------------------

*Nicholas B. Lane                  Director, Chairman of the Board, President,
                                   Chief Executive Officer and Chief Retirement
                                   Savings Officer

*Andrew J. McMahon                 Director and Chief Financial Protection
                                   & Wealth Management Officer

*Michael P. McCarthy               Director, Senior Vice President and
                                   National Sales Manager

*David W. O'Leary                  Executive Vice President

*Nelida Garcia                     Senior Vice President

*Peter D. Golden                   Senior Vice President

*Kevin M. Kennedy                  Senior Vice President

*Harvey T. Fladeland               Senior Vice President

*Windy Lawrence                    Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Timothy P. O'Hara                 Senior Vice President

*Michael Schumacher                Senior Vice President

*John C. Taroni                    Vice President and Treasurer

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Gregory Lashinsky                 Assistant Vice President - Financial
                                   Operations Principal

*Robert P. Walsh                   Vice President and Chief AML Officer

*Francesca Divone                  Secretary

*Susan Vesey                       Assistant Secretary

        (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, NY 10104, 135 West 50th Street, New York, NY 10020 and 500 Plaza Drive, Secaucus, NJ 07096.

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

         The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         AXA Equitable hereby represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in such case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts.

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 22nd day of February, 2013.


                                      SEPARATE ACCOUNT A OF
                                      AXA EQUITABLE LIFE INSURANCE COMPANY
                                                     (Registrant)

                                      By: AXA Equitable Life Insurance Company
                                                     (Depositor)

                                      By:  /s/ Dodie Kent
                                           ----------------------------------
                                           Dodie Kent
                                           Vice President and Associate General
                                           Counsel

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 22nd day of February, 2013.

                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)

                                         By:  /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and Associate
                                              General Counsel

As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer
                               and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Director
                               and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea M. Nitzan              Executive Director
                               and Chief Accounting Officer

*DIRECTORS:

Mark Pearson                 Danny L. Hale        Ramon de Oliveira
Henri de Castries            Anthony J. Hamilton  Bertram Scott
Denis Duverne                Peter S. Kraus       Lorie A. Slutsky
Barbara Fallon-Walsh         Andrew J. McMahon    Richard C. Vaughan

*By:  /s/ Dodie Kent
      -------------------------
      Dodie Kent
      Attorney-in-Fact
      February 22, 2013

                                 EXHIBIT INDEX

EXHIBIT NO.                                                          TAG VALUE
-----------                                                          ----------

  9          Opinion and Consent of Counsel                          EX-99.9

  10(b)      Powers of Attorney                                      EX-99.10b

  26(b)      Subsidiary Organization Chart                           EX-99.26b